EXHIBIT 12.1

ICAHN ENTERPRISES L.P. AND SUBSIDIARES

RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio)

	Year Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Income (loss) from continuing operations before income taxes, income (loss) from equity investees and non-controlling interests	$1,768	$728	$1,154	$(3,084)	$544
Fixed charges	467	415	346	381	193
Distributed income of equity investees	16	43	7	28	—
Total Earnings	$2,251	$1,186	$1,507	$(2,675)	$737

Fixed Charges:
Interest expense	$436	$389	$319	$358	$184
Estimated interest within rental expense	31	26	27	23	9
Total Fixed Charges	$467	$415	$346	$381	$193

Ratio of earnings to fixed charges	4.8	2.9	4.4	n/a	3.8
Dollar shortfall	n/a	n/a	n/a	$3,056	n/a